DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC: No Act

[redacted]

06025712

February 14, 2006

Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2006

Re: PG&E Corporation
Incoming letter dated December 16, 2005

Dear Mr. Encinas:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to PG&E by Simon Levine. We also have received a letter on the proponent's behalf dated December 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1004980

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 16, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PG&E Corporation requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation excludes the shareholder proposal and accompanying supporting statement ("Proposal") described below from the proxy statement, form of proxy and other proxy materials for its 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by Simon Levine, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the Proposal. A copy of this letter also is being sent to John Chevedden and Simon Levine, as notice of the Corporation's intent to omit the Proposal from the Corporation's 2006 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2006 Proxy Materials.

I. BACKGROUND

On November 15, 2005, PG&E Corporation received a letter dated October 29, 2005, from Mr. Levine, containing the following proposal for inclusion in the 2006 Proxy Materials.

> RESOLVED: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

II. REASONS FOR OMISSION

The Proposal, if implemented, would cause the Corporation to violate state laws and the Corporation would lack the authority or power to implement the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(2 and Rule 14a-8(i)(6).

Rule 14a-8(i)(2) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal or foreign law. Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal if the issuer would lack the power or authority to implement the proposal.

The Corporation is incorporated in California. Section 708(c) of the California Corporation Code requires that directors be elected by plurality vote, and California law does not permit a company to adopt majority voting for director elections.[1] The law reads as follows:

> In any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected; votes against the director and votes withheld shall have no legal effect.

If the Corporation were to adopt majority voting for directors, the Corporation would be in violation of California law, making the Proposal is impossible to implement.

In recent No-Action Letters, the Staff agreed that several Delaware[2] corporations could exclude shareholder proposals recommending that companies with plurality director voting standards take actions consistent with a majority voting standard for directors. *See, e.g.,* Mattel, Inc., available February 27, 2005, and Occidental Petroleum, available February 3, 2005 (Staff agreed that companies could rely on Rule 14a-8(i)(2) to exclude proposals recommending that the companies' proxy

---

[1] Many other state corporation laws permit a company to replace a plurality voting standard with majority voting for directors, by amending the company's charter or bylaws. For example, under Section 216 of the Delaware General Corporations Law, "[i]n the absence of [any] specification in the certificate of incorporation or bylaws of the corporation . . . directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

[2] The Corporation has been unable to find existing No-Action Letters that apply Rules 14a-8(i)(2) and 14a-8(i)(6) to proposals recommending that a California corporation implement majority voting for directors.

materials permit shareholders to vote "AGAINST" a director, which would have conflicted with the plurality voting standard in existence at those companies and cause those companies' proxy statements to violate SEC Rule 14a-9.) The Staff also recently agreed that a company could rely on Rule 14a-8(i)(2) to exclude a proposal that, if implemented, would have caused the company to violate California state law (*see* Safeway Inc., available March 28, 2005, where the proposal, if implemented, would have required the company to violate federal and state employment laws).

Because the Proposal would require the Corporation to adopt a standard for director voting which is not permitted under California law, the Proposal would require the Corporation to violate California state law relating to director elections, and therefore is beyond the Corporation's authority to implement. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

CONCLUSION

Based on the foregoing, PG&E Corporation believes, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from the Corporation's 2006 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). My opinion makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal.

The Corporation respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, the Corporation would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2006 Proxy Materials to its shareholders on or about **March 14, 2006**, and plans to submit a draft of the 2006 Proxy Materials to its printer by **March 1, 2006**. Accordingly, the Corporation would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Levine. Mr. John Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

Gary P. Encinas

Enclosures

cc: Simon Levine
John Chevedden (via facsimile (310) 371-7872)
Linda Y.H. Cheng

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Simon Levine   10-29-05
Simon Levine   Date

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

[November 15, 2005]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board. To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections.

A Single Yes-Vote from Our 370 Million Shares Can Now Elect a Director

I believe our directors can be complacent under our present system because our directors can now be elected with one yes-vote from our 370-plus million voting shares. This is possible through our plurality voting.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "F" in Shareholder Responsiveness.

  Overall Governance Risk Assessment = High

- Poison pill: Our board adopted a policy requiring shareholder approval of poison pills. And then paradoxically our board turned around and said that our board could override our vote and adopt a poison pill nonetheless.
- Cumulative voting was not allowed.
- CEO compensation of $14 million was reported for our Chairman Mr. Glynn after years of bankruptcy and a suspended dividend under his watch.

Fifty-four (54) shareholder proposals in 2005

Fifty-four (54) shareholder proposals on this topic won a significant 44% average yes-vote in 2005 through late-September – especially good for a new topic. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Additionally the Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise the most convenient fax number and email address for the Corporate Secretary's office.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 21, 2005 12:55 AM
To: CFLETTERS
Cc: Gary Encinas
Subject: Re PG&E Corporation (PCG) No-Action Request Simon Levine

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Simon Levine

Ladies and Gentlemen:

This is an initial response to the PG&E December 16, 2005 no action request.

The no action request is at least incomplete on more than one point. The no action request is a bare 4-page letter with no exhibits whatsoever - not even the rule 14a-8 proposal. This is contrary to rule 14a-8.

The company letter claims that California law does not permit majority voting for director elections. The proposal notes that, "Many other state corporation laws permit a company to replace a plurality voting standard with majority voting for directors, by amending the company[1]s charter or bylaws."

The company rings the bell by stating that other states appear to preclude majority voting yet have a replacement provision allowing majority voting. Yet the company does not rule out this alternative in California law having once rang the bell on this solution to the company[1]s objection.

Furthermore the company calls attention to its inability to find any No-Action Letter that supports its position in regard to simple majority voting for directors and California law.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Simon Levine
Gary Encinas <gary.encinas@pge-corp.com>

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 14, 2006

Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Re: PG&E Corporation
Incoming letter dated December 16, 2005

Dear Mr. Encinas:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to PG&E by Simon Levine. We also have received a letter on the proponent's behalf dated December 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

February 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 16, 2005

The proposal requests that the board initiate the appropriate process to amend PG&E's governance documents (charter or bylaws if practicable) to provide that director nominees shall be elected or re-elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause PG&E to violate state law. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Amanda McManus
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 16, 2005

The proposal requests that the board initiate the appropriate process to amend PG&E's governance documents (charter or bylaws if practicable) to provide that director nominees shall be elected or re-elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause PG&E to violate state law. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser